[Letterhead of Morrison & Foerster LLP]

April 24, 2017

Writer’s Direct Contact +1 (212) 468.8179 apinedo@mofo.com

Via E-mail and EDGAR

Sonia Gupta Barros

Assistant Director

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Re:	Rabble One, LLC
Draft Offering Statement on Form 1-A
Response dated March 17, 2017
CIK No. 0001690021

Dear Ms. Barros:

On behalf of our client, Rabble One, LLC (the “Company” or “Rabble One”), we are concurrently herewith filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 (referred to herein for ease of reference as “Amendment No. 3”) to the above-referenced amended offering statement (the “Offering Statement”). Amendment No. 3 incorporates responses to the comments transmitted by the Staff to us on April 11, 2017.

Below, we identify in bold the Staff’s comment and note in regular type our response. Page number references in our responses refer to Amendment No. 3 to the above-referenced Offering Statement. All terms used herein that are not otherwise defined have the meanings ascribed to them in Amendment No. 3.

As discussed on our prior conference calls with the Staff, the offering is now a Tier 2 offering. Given the length of the review process and the Company’s desire to commence operations, we would appreciate a prompt response to the extent that there are any outstanding comments.

General

1.	We note your response to comment 1. Please revise your disclosure to describe how you calculated “stabilized” monthly rent, considering that you do not have additional operating data, such as occupancy and the average age of the properties. We note that stabilized rent disclosures often include an increase in occupancy or rent rates from current rents.

Eighteen of the Additional Properties (the “Leased Properties”) are currently being leased and five of the Additional Properties (the “Vacant Properties”) are currently vacant and will be renovated and sold. Stabilized monthly rent for the Leased Properties is based on current rent rolls and leases, while stabilized monthly rent for the Vacant Properties is based on projected lease rates for such properties based on current or market rates for similar properties. The disclosure on page II-32 has been revised accordingly.

Use of Proceeds, page A-10

Rabble One Series A, page A-10

2.	We note your revised disclosure regarding anticipated stabilized net income. Please revise your disclosure to explain how you determined you have a reasonable basis to provide anticipate net income disclosure. Refer to paragraph (b) of Part II of Form 1-A.

The Company has determined that it has a reasonable basis to disclose total anticipated stabilized net income for the Additional Properties. Total anticipated stabilized net income for the Additional Properties is equal to gross annual cashflow (stabilized) for the Additional Properties minus annual expenses for the Additional Properties. Both gross annual cashflow (stabilized) for the Additional Properties and annual expenses for the Additional Properties were calculated based on known amounts or estimates that the Company and Century Partners believe are good faith reasonable estimates.

Gross annual cashflow (stabilized) for the Additional Properties was determined by assuming that each Leased Property will continue to be leased at current or market rates, each Vacant Property will be leased at its projected lease rate, which is based on similar properties in the same neighborhoods, and then annualizing the relevant stabilized monthly rent. Based on market demand for similar properties in the same neighborhoods, the Company and Century Partners have strong reason to believe that each Leased Property will continue to be leased at current or market rates and each Vacant Property will be leased at its projected lease rate.

Annual expenses for the Additional Properties were estimated to be equal to 42% of gross annual cashflow (stabilized). This percentage is based on the estimated expenses for similar properties in similar neighborhoods, consisting of administrative and maintenance costs (approximately 8.0%), property taxes (approximately 12.5%), insurance and security costs (approximately 12.5%) and property management costs (approximately 9.0%).

The disclosure on page II-32 has been revised accordingly.

Rabble One Series A, page II-7

3.	We note your response to prior comment 2. Please disclose how long the non-related party seller has owned the Additional Properties, which properties are currently being leased and their respective lease terms, the number of leases in place and the rental income associated with those leases. Identify the properties that will be abandoned upon acquisition and renovated or continued to be leased by the Company.

The non-related party seller purchased the Additional Properties between 2012 and 2013. The addresses for the Vacant Properties, which will be renovated and sold, are as follows: 18903 Rolandale Street; 19001 Rolandale Street; 5285 Audubon Road; 6329 University Place; and 4605 Devonshire Road. The leases for the Leased Properties have market standard terms. Set forth below are the addresses, current lease end dates, current lease status and current rental rates for the Leased Properties.

	Address	Current Lease End Date	Current Lease Status	Current Rental Rate
1.	5511 Devonshire Road	6/30/17	Executed	$875
2.	12095 E. Outer Drive	10/31/17	Executed	$875
3.	5736 Whittier Avenue	11/30/17	Executed	$850
4.	18901 Berden Street	8/31/18	Executed	$995
5.	5090 Audubon Road	2/29/16	Month-to-month	$900
6.	5077 Grayton Street	11/30/11	Month-to-month	$900
7.	5564 Bishop Street	1/31/17	Month-to-month	$900
8.	3482 Grayton Street	9/30/14	Month-to-month	$850
9.	5921 Hillcrest Street	11/30/11	Month-to-month	$900
10.	5260 Grayton Street	11/30/12	Month-to-month	$1,000
11.	6303 Hereford Street	2/29/12	Month-to-month	$838
12.	5117 Audubon Road	10/31/13	Month-to-month	$975
13.	5116 Audubon Road	5/31/14	Month-to-month	$975
14.	5745 Devonshire Road	4/30/14	Month-to-month	$783
15.	4164 Kensington Avenue	4/30/14	Month-to-month	$1,100
16.	6199 University Place	4/30/14	Month-to-month	$795
17.	5958 Whittier Avenue	5/31/14	Month-to-month	$845
18.	5910 Hillcrest Street	2/29/16	Month-to-month	$988

The disclosure on page II-32 has been revised accordingly.

4.	We note your response to our prior comment 3 and are still considering how Rabble’s ability to approve refinancing greater than 80% of the portion of the then appraised value of each property affects conclusions under ASC 970-810-45-1. Please also address the following:

a.	Confirm that title will be held individually to the extent of each party’s interest for the jointly owned properties.

b.	Tell us if Century Partners can be dismissed as operator of the Series A and if so what are the circumstances in order for such dismissal to occur.

c.	Clarify if Century Partners or Fund II is the undivided interest-holder in the property acquired and to be acquired. Your response, when addressing criteria (b) of ASC 970-810-45-1, indicates that Century Partners is the undivided interest-holder but later indicates that Fund II will be the entity that holds the pro rata ownership interest in the properties in addition to Rabble One.

d.	Clarify what Fund II’s rights are as it relates to the decisions set forth in criteria (b) of ASC 970-810-45-1 and describe the extent to which an identification of the undivided interest-holders as Fund II and Rabble One changes your conclusion that the use of the proportional consolidation method is appropriate.

e.	Explain to us how requiring Rabble’s approval in consultation with Century Partners to obtain or seek to obtain leverage through bank refinancing greater than 80% of the portion of the then appraised value for each property does not demonstrate joint control. In this regard, explain to us how all decisions are made by one investor. Reference is made to ASC 970-323-25-12.

We understand and appreciate the Staff’s concerns regarding the use of the proportionate consolidation method of accounting for the Properties, including the requirements of Accounting Standards Codification (ASC) 970-810-45-1. After discussions with the Company, the Company has decided to use instead the equity method of accounting for the Properties going forward. The disclosure on page II-30 has been revised accordingly.

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Amendment No. 3 includes all of the exhibits, except for the auditor’s consent. We intend to file promptly an amendment to the Offering Statement with the audited financial statements and the auditor’s consent.

We appreciate the Staff’s time and attention to our revised submission. Should you have any additional questions or concerns, please call me at 212-468-8179.

Sincerely,

/s/ Anna T. Pinedo

Anna T. Pinedo

cc:	Umber Bawa
Ze’-ev D. Eiger
Alexandra Perry